

August 2, 2021

Lance J. Phillips
Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, TX 75225-4404

Re: Capstead Mortgage Corporation
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 19, 2021
    File No. 001-08896

Dear Mr. Phillips:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 19, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of GAAP and non-GAAP Financial Measures, page 21

1. We note your disclosure of core earnings. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses). In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jorge Bonilla at (202) 551-3414 or Kristi Marrone at (202) 551-3429 if you have questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction